UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              MID-STATE BANCSHARES
                                (NAME OF ISSUER)


                           COMMON STOCK (NO PAR VALUE)
                         (TITLE OF CLASS OF SECURITIES)


                                    595440108
                                 (CUSIP NUMBER)


                                  ANDREW DRUCH
                               ASSISTANT SECRETARY
                                    VIB CORP
                                1498 MAIN STREET
                           EL CENTRO, CALIFORNIA 92243
                                 (760) 337-3229
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                NOVEMBER 1, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       VIB Corp
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |X|*
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

       Not applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                                0
                          ------------------------------------------------------
      NUMBER OF           8  SHARED VOTING POWER
       SHARES
    BENEFICIALLY                1,934,939**
      OWNED BY            ------------------------------------------------------
   EACH REPORTING         9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                    0
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                1,934,939**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,934,939**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.4%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

*     See Item 4.

** Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.


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

ITEM 1.     SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the Common Stock, without par value, of Mid-State Bancshares, a corporation organized under the laws of the State of California (the "Company"). The Company's principal executive offices are located at 1026 East Grand Ave., Arroyo Grande, California 93420.

ITEM 2.     IDENTITY AND BACKGROUND.

This Statement is filed by VIB Corp, a corporation organized under the laws of the State of California ("VIB"). The principal executive offices of VIB are located at 1498 Main Street, El Centro, California 92243. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of VIB, reference is made to Exhibit A attached hereto and incorporated herein by reference.

During the last five years, neither VIB nor, to the best of its knowledge, any persons listed on Exhibit A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of Carrol R. Pruett, James W. Lokey, Daryl L. Flood, Gregory R. Morris, H. Edward Heron, Stephen P. Maguire, Alan Rains, George H. Andrews, James G. Stathos and Harry Sackrider (together, the "Shareholders"), on the one hand and solely in his individual capacity as a shareholder of the Company, and VIB, on the other hand, has entered into a Voting and Support Agreement (described in Item 4 of this Statement and copies of which are attached hereto as Exhibits B, C, D, E, F, G, H, I, J and K) (collectively, the "Voting Agreements") with respect to certain shares of the Company's Common Stock beneficially owned by such Shareholder (the "Shares"). No shares of the Company's common stock were purchased by VIB pursuant to the Voting Agreements, and thus no funds were used for such purpose. Exhibits B, C, D, E, F, G, H, I, J and K are specifically incorporated herein by reference in response to this Item 3.

ITEM 4.     PURPOSE OF TRANSACTION.

The purpose of VIB's entering into the Voting Agreements covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of November 1, 2006, by and among VIB, Chardonnay Merger Sub Corp. ("Merger Sub") and the Company, attached herewith as Exhibit L (the "Merger Agreement"). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to the Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among VIB and the Shareholders under the Voting Agreements, but is not an affirmation by VIB of the existence of a group for purposes of


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


Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, VIB disclaims beneficial ownership of the Shares.

As a condition to entering into the Merger Agreement, VIB has required that the Shareholders enter into, and the Shareholders had agreed to enter into, the Voting Agreements. Pursuant to the Voting Agreements, each of the Shareholders agreed, among other things, to vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares and any shares of the Company's Common Stock acquired by such Shareholder after the date of the Voting Agreement and any other voting securities of the Company (whenever acquired), in each case that are owned beneficially or of record by the Shareholder or as to which he has, directly or indirectly, the right to vote or direct the voting, (i) in favor of approval of the Merger Agreement and any other action of the Company's shareholders requested in furtherance thereof, and (ii) against any action or agreement submitted for approval of the shareholders of the Company that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal (as defined in the Voting Agreement) or any other action, agreement or transaction submitted for approval to the shareholders of the Company that the Shareholder would reasonably expect is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Voting Agreement; and otherwise support approval of the Merger Agreement, the Merger and any other matters required to be approved in order to effect the Merger and the transactions contemplated by the Merger Agreement.

Each Shareholder has also granted VIB an irrevocable proxy coupled with an interest to vote such Shareholder's Shares as provided for in the applicable Voting Agreement.

Each proxy will expire automatically and without further action by the parties upon the termination of each Voting Agreement. Each Voting Agreement will terminate upon the earlier to occur of (a) the Effective Time (as such term is defined in the Voting Agreements) and (b) the date and time of termination of the Merger Agreement by either or both of VIB and the Company pursuant to
Section 8.01 of the Merger Agreement.

The Merger Agreement provides, among other things, that Merger Sub will be merged with and into the Company (the "Merger"). As a result of the Merger, the outstanding shares of the Company's common stock will be converted into the right to receive an amount in cash, without interest, equal to $37.00.

Consummation of the Merger is subject to various conditions, including, among other things: (a) due approval by the requisite vote of the shareholders of the Company holding at least a majority of the outstanding shares of Common Stock and (b) the receipt and satisfaction of all required regulatory approvals.

After the effective time of the Merger, VIB intends to cause the Company's common stock to be delisted from NASDAQ, and may take one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K and L to this Statement, respectively. Exhibits B, C, D, E, F, G, H, I, J, K and L are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreement and the Merger Agreements, neither VIB nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Voting Agreements, VIB may be deemed to have beneficial ownership of an aggregate of 1,934,939 shares of the Company's Common Stock, which constitute, based on information set forth in the Merger Agreement and assuming the exercise of all shares subject to options included in the foregoing number of shares, approximately 8.4% of the outstanding shares of voting stock of the Company. VIB, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that VIB, for any or all purposes, is the beneficial owner of the Shares.

Other than as provided above, neither VIB, nor, to the best of VIB's knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company's common stock.

(b) Pursuant to the Voting Agreements, VIB may be deemed to have shared power to vote and dispose of (i) 422,016 shares with Carrol R. Pruett (including 240,000 shares subject to stock options outstanding as of November 1, 2006), (ii) 374,284 shares with James W. Lokey (including 340,840 shares subject to stock options outstanding as of November 1, 2006), (iii) 194,939 shares with Daryl L. Flood (including 30,000 shares subject to stock options outstanding as of November 1, 2006), (iv) 40,000 shares with Gregory R. Morris (all of which are shares subject to stock options outstanding as of November 1, 2006), (v) 67,609 shares with H. Edward Heron (including 40,000 shares subject to stock options outstanding as of November 1, 2006), (vi) 347,243 shares with Stephen P. Maguire (including 40,000 shares subject to stock options outstanding as of November 1, 2006), (vii) 100,577 shares with Alan Rains (including 12,000 shares subject to stock options exercisable within 60 days of November 1, 2006), (viii) 83,566 shares with George H. Andrews (including 20,000 shares subject to stock options outstanding as of November 1, 2006), (ix) 196,648 shares with James G. Stathos (including 182,547 shares subject to stock options outstanding as of November 1, 2006), and (x) 108,057 shares with Harry Sackrider (including 101,008 shares subject to stock options outstanding as of November 1, 2006). VIB, however, (i) is not entitled to any rights as a shareholder of the Company as to the Shares, except pursuant to the proxies granted under the Voting Agreements, and (ii) disclaims any beneficial ownership of the Shares.

The information required by Item 2 relating to the Shareholders is set forth in Exhibit M and consists of information furnished to VIB by the Company. Although VIB has no reason to believe that such information is not reliable, VIB only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, VIB makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by the Voting Agreements and the Merger Agreement, neither VIB, nor, to the best of VIB's knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company's common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the


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


respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K and L, respectively, to this Statement. Exhibits B, C, D, E, F, G, H, I, J, K and L to this Statement are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by VIB to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by VIB as provided for herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See "Item 4. Purpose of Transaction" for a description of the Voting Agreements and the Merger Agreement, which is qualified in its entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K and L, respectively. Exhibits B, C, D, E, F, G, H, I, J, K and L are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT     DESCRIPTION
-------     --------------------------------------------------------------------

Exhibit A   Directors and Executive Officers of VIB Corp

Exhibit B   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Carrol R. Pruett

Exhibit C   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and James W. Lokey

Exhibit D   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Daryl L. Flood

Exhibit E   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Gregory R. Morris

Exhibit F   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and H. Edward Heron

Exhibit G   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Stephen P. Maguire

Exhibit H   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Alan Rains

Exhibit I Voting and Support Agreement, dated as of November 1, 2006, between VIB Corp and George H. Andrews

Exhibit J   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and James G. Stathos

Exhibit K   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Harry Sackrider

Exhibit L   Agreement and Plan of Merger, dated as of November 1, 2006, by and among VIB Corp, Chardonnay Merger Sub Corp. and Mid-State Bancshares

Exhibit M   Certain Information Regarding the Shareholders

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 9, 2006


VIB CORP

By: /s/ Andrew Druch
   ------------------------------
   Name:  Andrew Druch
   Title: Assistant Secretary

EXHIBIT INDEX

EXHIBIT     DESCRIPTION
-------     --------------------------------------------------------------------

Exhibit A   Directors and Executive Officers of VIB Corp

Exhibit B   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Carrol R. Pruett

Exhibit C   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and James W. Lokey

Exhibit D   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Daryl L. Flood

Exhibit E   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Gregory R. Morris

Exhibit F   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and H. Edward Heron

Exhibit G   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Stephen P. Maguire

Exhibit H   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Alan Rains

Exhibit I Voting and Support Agreement, dated as of November 1, 2006, between VIB Corp and George H. Andrews

Exhibit J   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and James G. Stathos

Exhibit K   Voting and Support Agreement, dated as of November 1, 2006, between
            VIB Corp and Harry Sackrider

Exhibit L   Agreement and Plan of Merger, dated as of November 1, 2006, by and among VIB Corp, Chardonnay Merger Sub Corp. and Mid-State Bancshares

Exhibit M   Certain Information Regarding the Shareholders